Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT

CHANGE OF CHAIRMAN AND RESIGNATION OF DIRECTORS

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that at the nineteenth meeting of the third session of the Board held on 22 May 2012, Mr. Yang Mingsheng has been elected as the Chairman of the Company with effect from 22 May 2012. On the same day, Mr. Yuan Li tendered his resignation as Chairman and Executive Director of the Company with effect from 22 May 2012; Mr. Shi Guoqing and Ms. Zhuang Zuojin tendered their resignations as Non-executive Directors of the Company with effect from 22 May 2012.

ELECTION OF CHAIRMAN

The Board announces that at the nineteenth meeting of the third session of the Board held on 22 May 2012, Mr. Yang Mingsheng has been elected as the Chairman of the Company with effect from 22 May 2012 until the expiry of the term of the third session of the Board.

Please refer to the supplementary notice of the annual general meeting published by the Company on 27 April 2012 for biographical details of Mr. Yang Mingsheng.

Commission File Number 001-31914

RESIGNATION OF CHAIRMAN AND DIRECTORS

The Board announces that, on 22 May 2012, Mr. Yuan Li tendered his resignation as Chairman and Executive Director of the Company with effect from 22 May 2012 due to reallocation to other job duties; Mr. Shi Guoqing and Ms. Zhuang Zuojin tendered their resignations as Non-executive Directors of the Company with effect from 22 May 2012 due to age. Mr. Yuan Li, Mr. Shi Guoqing and Ms. Zhuang Zuojin have confirmed that they have no disagreement with the Board and there are no other matters relating to their resignations that need to be brought to the attention of the shareholders of the Company.

The Board would like to express their gratitude to Mr. Yuan Li, Mr. Shi Guoqing and Ms. Zhuang Zuojin for their contribution to the Company during their tenure of directorship.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 22 May 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Director:	Miao Jianmin
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore,
Anthony Francis Neoh